SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Caramba and Jupiter exploration blocks clarifications

Rio de Janeiro, June 20 2008 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, with regard to the article titled “Petrobras explored oil after deadline expiry,” published in yesterday’s edition of the O Estado de S. Paulo newspaper, clarifies that:

1) The exploration and production concession agreements signed between the National Petroleum Agency (NPA) and the concessionaires subdivide the exploratory phase into two or three periods. In the case of blocks BM-S-21 (Caramba) and BM-S-24 (Jupiter), the term for this phase is 8 years, subdivided into three periods: the first and second with three-year terms each, and the third, with a two-year term.

2) During each of these periods, the companies are required to comply with a minimum exploration schedule, which is defined in the concession agreement and normally includes the acquisition of seismic programs and/or drilling wells. To advance from one period to the next, all mandatory exploratory activities must have been carried out.

3) If oil or natural gas is discovered in the exploratory period, the concessionaires have the prerogative to propose an Evaluation Plan for such discovery to the NPA. This measure, as anticipated in the contract, extends the exploratory agreements automatically and, thus, the concessionaire has the right to retain the block or part of it. After the discovery Evaluation Plan has been completed, the concessionaires have the prerogative to declare the discovery commercial and then kick-off the field’s production phase. The production phase lasts 27 years and can be extended specifically for offshore fields.

4) In the case of blocks BM-S-21 and BM-S-24, the first exploration phase periods started on 08/29/2001. The first period’s exploratory programs were strictly performed with the execution of 850 Km2 and 2,041 Km2 of 3D seismics, respectively. The original commitment for the second period called for two shallow wells being drilled in each block which would not necessarily have to reach the pre-salt layer. Based on interpretation analyses of the seismic data that were acquired, as well as on their correlation with the results obtained for wells located in other blocks in the region, the concessionaires proposed the NPA make changes to the original commitment for the second period. The new commitment approved by the NPA involved drilling a deep well to reach the pre-salt section. It must be emphasized that the costs involved in drilling a deep well in this ultradeep water region, and then through the thick salt layer, is significantly higher than those involved in drilling the two shallow wells that had been foreseen originally.

5) Although all the efforts, external hurdles faced to secure an environmental permit to drill the wells and to hire the appropriate rigs blocked Petrobras to comply with the new commitment of reaching the pre-salt layer within the second exploratory period as originally forecasted. Therefore, the concessionaires applied for an extension for the second exploratory phase at the NPA what was legally authorized by the Agency, and no change was made to the deadline for the exploratory phase the concession agreement called for, i.e., August 2009.

6) The oil and natural gas discoveries made in blocks BM-S-21 (Caramba) and BM-S-24 (Jupiter), by means of the drilling of wells 1-SPS-51 (1-BRSA-526-SPS) and 1-RJS-652 (1-BRSA-559-RJS), respectively, were made, therefore, within the exploratory phase defined in the concession agreement, and the commitments taken-on for the second period were fulfilled. The discoveries were notified to the NPA, and this allowed the concessionaires to request an Evaluation Plan for the discovery without necessarily entering the third period of the exploratory phase.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.